11021233

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

MAR 02 2011

Washington, DC

SEC FILE NUMBER
8- 02474

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING November 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Coburn & Meredith, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Old Mill Lane
(No. and Street)

Simsbury (City) Connecticut (State) 06070 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Elizabeth Derway (860) 784-2603
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alfin, Fagin + Falce, LLP
(Name – *if individual, state last, first, middle name*)

231 Farmington Avenue (Address) Farmington (City) Connecticut (State) 06032 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/24

OATH OR AFFIRMATION

I, Elizabeth Derway, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Coburn & Meredith, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Comptroller

Title

JULIA C. BRADLEY
NOTARY PUBLIC
MY COMMISSION EXPIRES SEP. 30, 2014

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALFIN, FAGIN & FALCE LLP
CERTIFIED PUBLIC ACCOUNTANTS
AND BUSINESS CONSULTANTS
231 FARMINGTON AVENUE
FARMINGTON, CONNECTICUT 06032-1915

JEFFREY S. ALFIN, CPA, MBA
MICHAEL W. FAGIN, CPA, MSPA
ROBERT W. FALCE, CPA, CVA

JOSEPH A. BERNARDI, CPA
(1943-2010)

TEL: (860) 679-5200 FAX: (860) 679-5212
E-MAIL: office@affcpa.com

Board of Directors
Coburn & Meredith, Inc.
One Old Mill Lane
Simsbury, Connecticut 06070

We have audited the accompanying statement of financial condition of Coburn & Meredith, Inc. (a Connecticut corporation) as of December 31, 2010, and the related statement of income, changes in stockholders' equity, and cash flows, for the two-month period ended December 31, 2010, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Coburn & Meredith, Inc. as of December 31, 2010, and the results of its operations and its cash flows for the two-month period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The accompanying information contained in Schedules 1 through 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Schedules 1 through 3 are supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Respectfully submitted,
Alfin, Fagin & Falce LLP
ALFIN, FAGIN & FALCE LLP
Certified Public Accountants
January 24, 2011

We present the following report as of December 31, 2010:

Exhibit A -	Statement of Financial Condition as of December 31, 2010.
Exhibit B -	Statement of Income for the two-month period ended December 31, 2010.
Exhibit C -	Statement of Changes in Stockholders' Equity for the two-month period ended December 31, 2010.
Exhibit D -	Statement of Cash Flows for the two-month period ended December 31, 2010.
	Notes to Financial Statements.
Schedule 1 -	Computation of Net Capital and Basic Net Capital Requirement Pursuant to Rule 15c3-1, as of December 31, 2010.
Schedule 2 -	Computation of Aggregate Indebtedness Pursuant to Rule 15c3-1(c), as of December 31, 2010.
Schedule 3 -	Computation for Determination of Reserve Requirement and Information for Possession or Control Requirements Pursuant to Rule 15c3-3, as of December 31, 2010.

COBURN & MEREDITH, INC.
SIMSBURY, CONNECTICUT
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Assets:		
Cash		$ 165,062
Receivables:		
Brokers and dealers clearance accounts	$ 439,558	
Other - good faith deposit	25,175	
Non-customer registered representatives	37,678	
Total Receivables		502,411
Equipment, net of accumulated depreciation of $59,052		159,676
Prepaid expenses		3,228
TOTAL ASSETS		$ 830,377

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable and other accrued expenses	$ 440,862	
Capital lease payable	11,195	
Total Liabilities		$ 452,057
Stockholders' Equity:		
Class A Preferred stock, 5% cumulative - $50 par value; 20,000 shares authorized, 4,260 shares issued and outstanding	$ 584,000	
Class B Preferred stock, 4 1/2% non-cumulative - $.50 par value; 200,000 shares authorized, issued and outstanding	100,000	
Common stock, no par value; 200,000 shares authorized; 94,000 shares issued and outstanding	470	
Accumulated deficit	(306,150)	
Total Stockholders' Equity		378,320
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 830,377

See Accompanying Notes

COBURN & MEREDITH, INC.
SIMSBURY, CONNECTICUT
STATEMENT OF INCOME
FOR THE TWO-MONTH PERIOD ENDED DECEMBER 31, 2010

Revenues:		
Securities commissions	$ 621,758	
Selling commissions on other investments	424,343	
Interest income	17,938	
Total Revenues		$ 1,064,039
Operating Expenses:		
Salaries and commissions	803,144	
Payroll taxes	20,907	
Employee benefits	19,790	
Clearing expense	57,317	
Information expense	57,037	
Computer supplies	4,613	
Rent and utilities	42,591	
Depreciation and amortization	2,942	
Repairs and maintenance	1,722	
Communications	13,419	
Professional fees	2,983	
Licenses and fees	45,875	
Equipment rental	292	
Office expense	3,226	
Postage	691	
Continuing education	360	
Bad debt expense	180	
Interest expense	426	
Travel, meals and entertainment	5,788	
Total Operating Expenses		1,083,303
Loss Before Provision for Income Taxes		(19,264)
Provision for income taxes		859
Net Loss for the Period		$ (20,123)

See Accompanying Notes

COBURN & MEREDITH, INC.
SIMSBURY, CONNECTICUT
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE TWO-MONTH PERIOD ENDED DECEMBER 31, 2010

	Capital Stock			
	Class A Preferred	Class B Preferred	Common	Accumulated Deficit
Balances - November 1, 2010	$ 584,000	$ 100,000	$ 470	$ (286,027)
Net Loss	-	-	-	(20,123)
Balances - December 31, 2010	$ 584,000	$ 100,000	$ 470	$ (306,150)

See Accompanying Notes

COBURN & MEREDITH, INC.
SIMSBURY, CONNECTICUT
STATEMENT OF CASH FLOWS
FOR THE TWO-MONTH PERIOD ENDED DECEMBER 31, 2010

Increase (Decrease) in Cash

Cash Flows From Operating Activities:		
Net Loss		$ (20,123)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	$ 2,942	
Change in assets and liabilities:		
Increase (Decrease) in Assets and Liabilities:		
Receivables	(79,636)	
Non-customer registered representatives	(8,764)	
Prepaid expenses	69,607	
Accounts payable and accrued liabilities	(17,960)	
Deferred revenue	(96,620)	
Total Adjustments		(130,431)
Net Cash Used In Operating Activities		(150,554)
Cash Flows From Financing Activities:		
Capital lease payable		(2,474)
Net Decrease in Cash		(153,028)
Cash at the Beginning of Year		318,090
Cash at the End of Year		$ 165,062
Supplemental Disclosure of Cash Flow Information:		
Cash paid during the year:		
Interest expense		$ 426
Income taxes		$ 859

See Accompanying Notes

COBURN & MEREDITH, INC.
SIMSBURY, CONNECTICUT
NOTES TO FINANCIAL STATEMENTS

Note 1 - Accounting Policies:

General:

Coburn & Meredith, Inc. (the "Company") is a registered broker-dealer whose main office is located in Simsbury, Connecticut with branch offices in Glastonbury, Connecticut and Boston, Massachusetts, which deals in listed and OTC securities. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD) and the Securities Investors Protection Corp. (SIPC).

Securities Transactions:

The statement of financial condition reflects all securities positions utilizing the settlement-date basis, which is not materially different from the trade-date basis. In determining profit and loss, unrealized gains and losses on all securities transactions and related commissions are recognized on a trade-date basis.

Revenue and Expense Recognition:

The Company maintains its records utilizing the accrual method of accounting. Commissions, revenues and expenses are recorded on a trade-date basis.

Cash Equivalents:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Income Taxes:

The Company records its federal and state income tax liabilities in accordance with Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes." However, deferred taxes payable are not recorded for temporary differences between the recognition of income and expense for tax and financial reporting purposes when such amounts are immaterial.

Property and Equipment:

Property and equipment are recorded at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of the respective assets.

Renewals and betterments are capitalized, while expenditures for maintenance and repairs are charged to expense as incurred. When a depreciable asset is retired or sold, the related costs and accumulated depreciation are removed from the accounts, and any gain or loss is included in the results of operations.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 2 - Clearing Arrangements:

The Company clears security transactions predominantly through the Pershing Division ("Pershing") of Bank of New York, whereby Pershing carries the cash and margin accounts of the Company's customers on a fully disclosed basis. Under specific terms of the agreement, Pershing executes and reflects transactions in the customers' accounts as requested by the Company, prepares confirmations and summary monthly statements, settles contracts and transactions in securities and performs certain cashiering functions, including receipt and delivery of securities. All uncollectible customer receivables are netted against commissions payable to the Company. The Company also maintains a margin account with Pershing through which it executes its own principal trading activities.

Under these agreements, the Company is required to maintain a minimum cash deposit of $25,000 on which it receives interest at .5 % below the average broker's call rate. The Company may draw on commissions and principal trading gains as they are earned.

Note 3 - Income Taxes:

Income tax expense consists of the following components:

Federal	$ -
State	859
Total	$ 859

The difference between income for financial reporting and tax return purposes results from non-deductible entertainment and life insurance expenses.

As of December 31, 2010, the Company had a federal net operating loss carryforward of $978,665 of which $103,598 will expire in 2018, $116,245 will expire in 2019, $17,723 will expire in 2020, $110,768 will expire in 2021, $271,104 will expire in 2022, $201,688 will expire in 2023, $54,140 will expire in 2025, $4,428 will expire in 2026, $15,372 will expire in 2028, $35,727 will expire in 2029 and $47,872 will expire in 2030.

As of December 31, 2010, the Company had a state net operating loss carryforward of $578,264, of which $240,026 will expire in 2022, and $201,438 will expire in 2023, $62,455 will expire in 2025, $6,736 will expire in 2026, $6,261 will expire in 2028, $28,697 will expire in 2029 and $32,651 will expire in 2030.

Note 4 - Aggregate Indebtedness and Net Capital:

As a registered broker-dealer, the Company is required to comply with the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Act of 1934. For the two-month period ended December 31, 2010, the Company must maintain "net capital" as defined in the Rule equal to the greater of 6 2/3% of aggregate indebtedness, $50,000, or specific requirements applicable to market makers. The Company would be precluded from the distribution of equity capital if net capital was less than 10% of such indebtedness.

As of December 31, 2010, the Company had net capital of $177,738, which was $127,738 in excess of the minimum required.

Note 5 - Commitments and Leases:

In March 2005, the Company entered into a sub-lease for the location of its Boston office, covering the five years through February 28, 2010. The lease term called for monthly payments of $7,875. Fluctuations with respect to lease payments vary due to adjustments for utility costs. During February 2010, the Company entered into an agreement to extend the lease through February 28, 2013. The lease term called for monthly payments of $8,082. Total rent expense for the Boston location was $16,902 for the two-month period ended December 31, 2010. Rent expense also included miscellaneous storage costs and related utilities.

In October 2009, the Company negotiated a lease for 3,076 square feet of office space in Glastonbury, Connecticut office. The term of the lease is from November 1, 2009 through January 31, 2013. The lease term called for monthly payments of $3,845 for the first year with 3% increases following in subsequent years. Fluctuations with respect to lease payments vary due to adjustments for common area charges. Rent expense for the Glastonbury location was $10,675 for the two-month period ended December 31, 2010.

At December 31, 2010, future minimum lease payments over the term of the lease are as follows:

December 31, 2011	$ 143,124
December 31, 2012	144,660
December 31, 2013	20,265
Total	$ 308,049

Note 6 - Related Party Transaction:

During March 2009, the Company entered into a month-to-month lease for 3,600 square feet of office space in Simsbury, Connecticut with Coby, LLC, an entity owned by the majority shareholder of the Company. Rent expense was $13,000 for the two-month period ended December 31, 2010.

Note 7 - Capital Stock and Equity Considerations:

As of December 31, 2010, Class A preferred stock had a par value of $50 per share and a cumulative dividend of five percent. There were 20,000 shares authorized, 4,260 shares issued and outstanding. Class B preferred stock had a par value of $.50 per share. Class B preferred stock had authorized shares of 200,000, with 200,000 shares issued and outstanding. There were 200,000 shares of common stock authorized, with 94,000 shares issued and outstanding. Common stock had no par value.

Note 8 - Retirement Plan and Employee Benefits:

The Company maintains a non-contributory 401k retirement plan covering substantially all employees.

Note 9 - Advertising Costs:

The Company did not incur any advertising costs for the two-month period ended December 31, 2010.

Note 10 - Capital Leases:

A capital lease exists with GreatAmerica Leasing Corporation, due in monthly payments of $1,112.37, for the lease of computer equipment through March 2011.

A capital lease exists with GreatAmerica Leasing Corporation, due in monthly payments of $648.42, for the lease of computer equipment through November 2012.

In summary, capital leases payable are comprised of the following:

Total Capital Lease Payable	$ 11,195
Less: Short-term portion	8,408
Long-term portion	$ 2,787

Principal maturities are as follows for the next two years ending December 31st:

2011	$ 8,408
2012	2,787
Total	$ 11,195

Note 11 - Contingencies:

The Company was involved with three frivolous lawsuits as of December 31, 2010. The outcomes were indeterminate as of the issuance date of the report.

COBURN & MEREDITH, INC.
SIMSBURY, CONNECTICUT
COMPUTATION OF NET CAPITAL AND BASIC NET CAPITAL REQUIREMENT
PURSUANT TO RULE 15c3-1
DECEMBER 31, 2010

NET CAPITAL:

Stockholders' Equity		$ 378,320
Less: Non-allowable assets -		
Advances to registered representatives	$ (37,678)	
Furniture and equipment	(159,676)	
Prepaid expenses	(3,228)	
Total Non-allowable Assets		(200,582)
Net Capital Before Haircuts on Securities Positions		177,738
Haircuts on trading securities		-
Net Capital		$ 177,738
Less: Net capital requirement (greater of $30,137, 6 2/3% of aggregate indebtedness of $452,057, $50,000 or requirements applicable for market makers, $6,000)		50,000
Net Capital in Excess of Requirement		$ 127,738

Reconciliation with the Company's computation (included in Part II of Form X-17A-5 as of December 31, 2010) is as follows:

Net capital, as reported in the Company's Part II (unaudited) Focus Report	$ 177,738
Adjustments:	
Rounding	
Total Adjustments	-
Net Capital Per Above	$ 177,738

COBURN & MEREDITH, INC.
SIMSBURY, CONNECTICUT
COMPUTATION OF AGGREGATE INDEBTEDNESS
PURSUANT TO RULE 15c3-1(c)
DECEMBER 31, 2010

Total Liabilities	$	452,057
Exclusions from aggregate indebtedness		-
Aggregate Indebtedness	$	452,057

Reconciliation with the Company's computation (included in Part II of Form X-17A-5 as of December 31, 2010) is as follows:

Aggregate indebtedness, as reported in the Company's Part II (unaudited) FOCUS report	$	452,057
Adjustments:		
Rounding		-
Aggregate Indebtedness	$	452,057

COBURN & MEREDITH, INC.
SIMSBURY, CONNECTICUT
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2010

The Company clears customer transactions through the Pershing Division of Bank of New York on a fully disclosed basis and is exempt from Rule 15c3-3 under the exemptive provision Section (k)(2)(ii).

ALFIN, FAGIN & FALCE LLP
CERTIFIED PUBLIC ACCOUNTANTS
AND BUSINESS CONSULTANTS
231 FARMINGTON AVENUE
FARMINGTON, CONNECTICUT 06032-1915

JEFFREY S. ALFIN, CPA, MBA
MICHAEL W. FAGIN, CPA, MSPA
ROBERT W. FALCE, CPA, CVA

JOSEPH A. BERNARDI, CPA
(1943-2010)

TEL: (860) 679-5200 FAX: (860) 679-5212
E-MAIL: office@affcpa.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors
Coburn & Meredith, Inc.
One Old Mill Lane
Simsbury, CT 06070

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period from November 1, 2010 to December 31, 2010, which were agreed to by Coburn & Meredith, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Coburn & Meredith, Inc. compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Coburn & Meredith, Inc. management is responsible for the Coburn & Meredith, Inc. compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger noting no differences;
2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the period from October 1, 2010 to December 31, 2010 with the amounts reported in Form SIPC-7 for the period from November 1, 2010 to December 31, 2010 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Alfieri Fagin & Falce LLP

February 18, 2011

Coburn & Meredith, Inc.
SIPC Supplemental Report pursuant to SEC Rule 17a-5(e)(4) - Schedule of Assessment Payments
For the period 11/1/10 - 12/31/10

Form	Period	General Assessment	Amount Paid	Overpayment Applied	Balance Due	Date Paid	Collection Agent
SIPC - 7	11/1/10 - 12/31/10	1,604	(1,604)		-	2/18/11	FINRA

NOTE:
The Company is filing the SIPC - 7 for the period November 1, 2010 - December 31, 2010 because of a change in fiscal year from October 31, 2010 to December 31, 2010.

ALFIN, FAGIN, FALCE & COMPANY, LLC
CERTIFIED PUBLIC ACCOUNTANTS
AND BUSINESS CONSULTANTS
231 FARMINGTON AVENUE
FARMINGTON, CONNECTICUT 06032-1915

JEFFREY S. ALFIN, CPA, MBA
MICHAEL W. FAGIN, CPA, MSPA
ROBERT W. FALCE, CPA, CVA
ROBERT H. LONDON, CPA

JOSEPH A. BERNARDI, CPA
(1943-2010)

FARMINGTON, CONNECTICUT
TEL: (860) 679-5200 FAX: (860) 679-5212
E-MAIL: office@affcpa.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

SEC Mail Processing
Section
MAR 02 2011
Washington, DC
110

Board of Directors
Coburn & Meredith, Inc.
One Old Mill Lane
Simsbury, Connecticut 06070

In planning and performing our audit of the financial statements of Coburn & Meredith, Inc. as of and for the two-month period ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We have also considered the Anti-Money Laundering (AML) Compliance and Supervisory Procedures of Coburn & Meredith, Inc. (a Connecticut corporation) as of December 31, 2010, as required by the USA Patriot Act of 2001 and NASD Rule 3011. These procedures are the responsibility of the Company's management. Our responsibility was to determine the adequacy of and adherence to these procedures, based on our findings. Please see the Agreed-Upon Procedures Report.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices

and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph, were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors and management of Coburn & Meredith, Inc., the Securities and Exchange Commission and any other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

ALFIN, FAGIN & FALCE LLP
Certified Public Accountants

January 24, 2011